FOR PUBLIC TREATMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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16003853

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8-52967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASIMIR CAPITAL L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Valley Drive
(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM POON — 212-798-1305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING AND COMPANY LLP
(Name – *if individual, state last, first, middle name*)

10 CUTTER MILL ROAD	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM POON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casimir Capital L.P., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE TORRES
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2020

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASIMIR CAPITAL L.P.

Financial Statements

December 31, 2015

(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)

CASIMIR CAPITAL L.P.

Table of Contents
December 31, 2015

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Casimir Capital LP
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Casimir Capital LP as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Casimir Capital LP's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Casimir Capital LP as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 22, 2016

CASIMIR CAPITAL L.P.

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash and cash equivalents	$108,577
Account receivables	31,210
Receivables from related parties	208,337
Other assets	2,998
	$351,122
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$48,706
	48,706
Partners' Capital	302,416
	$351,122

See notes to financial statements

CASIMIR CAPITAL L.P.

Notes to Financial Statements
December 31, 2015

1 - ORGANIZATION AND BUSINESS

Casimir Capital L.P. (the "Partnership") is engaged in investment banking as a registered broker/dealer in securities under the Securities and Exchange Act of 1934. The Partnership commenced operations on January 24, 2001. It is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The General Partner of the Partnership is RFS, LLC, a Delaware limited liability company. The net income of the Partnership is allocated between the limited partner and the General Partner in accordance with their ownership percentages. The Partnership is located in Greenwich, Connecticut.

The Partnership's investment banking counterparties are primarily located in North America and in Australia.

The limited partner does not have the right to sell, assign, pledge, transfer, or otherwise dispose of all or any part of its interest in the Partnership without the express written approval of the General Partner. There were no liabilities subordinated to claims of creditors during the year ended December 31, 2015.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Cash and Cash Equivalents* - The Partnership considers all highly liquid investments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

b. *Revenue Recognition* - Investment banking revenue is recorded at the time the transaction is completed and the income is reasonably determinable.

c. *Income Taxes* - The Partnership is a limited partnership and, as such, is not subject to federal or state income taxes as all taxable income and losses flow through to the partners. Accordingly, no provision for income taxes is included in the accompanying financial statements. The Partnership files federal and Connecticut tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2011.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Partnership did not have any material unrecognized tax benefits as of December 31, 2015 and does not expect this to change significantly over the next twelve months. The Partnership will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2015, the Partnership has no accrued interest or penalties related to uncertain tax positions.

d. *Use of Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 • 401 (K) PLAN

The Partnership maintains a 401(k) Plan for all eligible employees. The Plan enables participants to contribute a portion of their pretax earnings not to exceed the maximum dollar amount allowed by statutory limits. The Plan provides for an annual employer Safe Harbor Contribution of 4% of eligible compensation to those

participants that are not highly compensated employees for the Plan year. The Partnership contributed $3,692 for the year ended December 31, 2015, which is included in salaries and other compensation in the statement of income.

4 • COMMITMENTS AND CONTINGENCIES

LEASE

Rent expense for the year ended December 31, 2015 was approximately $45,444. In April 2015, the Partnership signed a four year lease for office space in Greenwich, CT. The lease requires monthly payments and minimum future rental payments under non-cancellable operating leases having remaining terms in excess of one year as of December 31, 2015 are as follows:

2016	$ 46,530
2017	49,716
2018	50,842
2019	12,780
	$ 159,868

The lease expires on March 31, 2019. In accordance with financial accounting requirements, minimum rent is recorded for financial reporting purposes on a straight-line basis and, therefore, the difference between rent expense per the lease terms and the financial statement amounts is included in accrued expenses as a deferred rent liability of $5,844.

CONTINGENCY

In February 2014, Casimir Capital Ltd., an affiliate under common ownership with the Partnership, sought protection from creditors while making a notice of intention to make a proposal for reorganization in Canada. In July 2014, a vote was held where a majority of creditors voted against the proposal deeming Casimir Capital Ltd. bankrupt and appointing a Trustee.

On December 23, 2015, the appointed Trustee's attorney sent a draft statement of claim to the Partnership requesting that the Partnership contact the Trustee for a proposed settlement for payments made prior to the deemed bankruptcy. On January 14, 2016, the Partnership responded to the Trustee's attorneys that the Partnership disagreed with the Trustee's findings and that any payments made to the Partnership were legitimate. The Partnership believes they are not responsible for the potential claim and related payment of approximately $2,000,000 noted in the draft Statement of Claim. The ultimate resolution of this matter cannot be determined at present time.

5 • RELATED PARTY TRANSACTIONS

The Partnership has receivables from related parties as follows:

Casimir Capital Group, LLC	Indirect owner	$ 200,000
Casimir Resource Advisors, LLC	Common ownership	3,000
Richard Sands	General Partner	5,337
		$ 208,337

6 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Partnership had net capital, as defined, of $59,872 which was $54,872 in excess of its required net capital of $5,000. The Partnership's net capital ratio was .81 to 1. From January 1, 2015 through February 3, 2015, the Partnership's minimum net capital requirement was $50,000. Since February 4, 2015, the Partnership's minimum net capital requirement was $5,000.